

April 17, 2023

Haitham Khouri
Vice Chairman
Perimeter Solutions, SA
12E rue Guillaume Kroll
L-1882 Grand Duchy of Luxembourg

Re: Perimeter Solutions, SA
Form 10-K filed March 1, 2023 File No. 001-41027

Dear Haitham Khouri:

We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you conclude the comment is not applicable then tell us why. After reviewing your response to the comment, we may have additional comments.

Form 10-K filed March 1, 2023

Impairment of Goodwill and Long-Lived Assets, page 59

1. For each reporting unit that has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:
    *   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   Amount of goodwill allocated to the reporting unit
    Refer to Item 303(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services